MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

February 28, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form S-1 Filed December 27, 2018

File No. 333-229030

Your Correspondence dated February 22, 2019

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated February 22, 2019. The specific comments below are numbered to correspond to your comment letter.

Form S-1 Filed December 27, 2018

Executive Compensation, page 55

1.       Please update Executive Compensation information for the most recent fiscal year end. Refer to Regulation S-K, Compliance and Disclosure Interpretation Question 117.05 for guidance.

Response: The Company will update this information in an amendment to its S-1 filing.

Signatures, page 83

2.       Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form S-1.

Response: The Company will revise the signature page in an amendment to its S-1 filing.

U.S. Securities and Exchange Commission

February 25, 2019

Interim Financial Statements, page F-1

3. Please update your financial statements for the most recently completed fiscal year.

Response: The Company intends to file its Form 10-K, for the year ended December 31, 2018, and include the audited financials in its amended Form S-1.

4. In light of your significant cash outlays, debt obligations, impairments, losses on equity investments, and gain on cancellation of debt related to your various interests reported in both your Investments and Short-term Investments line items, please address the following regarding these investments:

• Revise your investment footnotes to provide a separate tabular rollforward for each of the periods presented in your next amendment that reconciles to the amounts presented on your Balance Sheet and Statements of Operations.

• Provide us with a separate quarterly rollforward, from inception of each investment to latest balance sheet date to be included in your next amendment, of the activities for each of the above mentioned line items.

Response: The Company will revise its investment footnotes and provide the requested rollforward analysis in an amended Form S-1.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer